Exhibit 99.1

3Q 2012 Operating Performance October 23, 2012
Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process. 3Q Operating Performance ^ Consolidated Performance - POSCO Operating Performance 2012 Business Plan Business Environment 3Q Key Business Activities
^ Based on the aggregation of each sector 3/25 (billion KRW) (billion KRW) Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit (billion KRW) (billion KRW) '11.3Q '12.2Q '12.3Q '11.3Q '12.2Q '12.3Q '11.3Q '12.2Q '12.3Q Steel Steel 13,805 13,582 13,263 470 1,057 834 528 568 663 Non-Steel Non-Steel 9,911 10,700 10,677 206 221 302 135 154 446 Trading 6,695 6,966 6,463 67 95 78 ^ 6 101 269 E&C 1,461 1,967 2,414 17 32 103 37 1 110 Energy 722 730 629 93 42 63 77 14 22 ICT 209 227 271 ^ 2 3 12 ^ 4 1 9 Chem/Mat'l /Others 824 810 900 29 49 46 21 37 36 16,48 8 15,739 1,065 1,062 466 723 6.5% 6.7% Operating Margin Net Margin 2.8% 4.6% (billion KRW) 16,953 1,288 229 7.6% 1.3% Income Operating profit of non-steel sectors and consolidated net margin improved Revenue Operating Profit Net Profit Consolidated Performance 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q (billion KRW) (billion KRW)
Financial Structure ^ Based on the aggregation of each sector 79,851 79,662 38,306 37,453 42,209 41,544 77,935 37,727 40,208 4.5% 6.9% 2.3% Return on Equity 92.2% 88.7% Liability to Equity Liability to equity ratio was lowered with debt reduction Assets Liabilities Equity 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 93.8% 4/25 (billion KRW) (billion KRW) Assets Assets Assets Liabilities Liabilities Liabilities Equity Equity Equity (billion KRW) (billion KRW) '11.3Q '12.2Q '12.3Q '11.3Q '12.2Q '12.3Q '11.3Q '12.2Q '12.3Q Steel Steel 68,540 69,116 69,635 23,049 23,221 23,161 45,491 45,895 46,474 Non-steel Non-steel 28,235 29,013 29,707 20,260 20,374 20,217 7,975 8,639 9,491 Trading 12,452 12,612 12,209 10,075 9,745 9,100 2,377 2,867 3,110 E&C 9,055 9,286 10,232 5,784 6,027 6,651 3,271 3,259 3,581 Energy 3,090 3,292 3,377 2,250 2,394 2,235 840 898 1,142 ICT 857 893 878 547 581 561 310 312 316 Chem/Mat'l /Others 2,781 2,930 3,011 1,604 1,627 1,670 1,177 1,303 1,342 Consolidated Performance (billion KRW) (billion KRW) (billion KRW)
2011. 3Q 2012. 2Q 2012. 3Q 2011. 3Q 2012. 2Q 2012. 3Q QoQ(%) Revenue Revenue 16,953 16,488 15,739 ^ 4.5 Gross Profit Gross Profit 2,279 2,206 1,924 ^ 12.8 (Gross Margin) (Gross Margin) (13.4%) (13.4%) (12.2%) ^ Selling & Admin. Expenses Selling & Admin. Expenses 892 928 926 ^ 0.2 Other Operating Profit Other Operating Profit ^ 99 ^ 214 64 - Operating Profit Operating Profit 1,288 1,065 1,062 ^ 0.3 (Operating Margin) (Operating Margin) (7.6%) (6.5%) (6.7%) ^ Share of Profit of equity-accounted investees Share of Profit of equity-accounted investees 15 ^ 5 ^ 7 40.0 Finance Item gains Finance Item gains ^ 1,048 ^ 324 36 - Foreign Currency Transaction & Translation Gains ^ 675 ^ 272 256 - Net Profit Net Profit 229 466 723 55.3 (Net Margin) (Net Margin) (1.3%) (2.8%) (4.6%) ^ Owners of the Controlling Company 227 509 750 47.3 Summarized Statements of Income 5/25 Consolidated Performance (billion KRW)
^ Cash equivalents: cash & cash equivalents, other short-term financial assets 2011. 3Q 2012. 2Q 2012. 3Q 2011. 3Q 2012. 2Q 2012. 3Q QoQ (%) Current Assets Current Assets 33,375 35,288 33,997 ^ 3.7 Cash Equivalents 8,315 8,401 8,710 3.7 Accounts Receivable 11,026 12,667 12,084 ^ 4.6 Inventories 12,204 11,498 11,523 0.2 Non-Current Assets Non-Current Assets 44,559 44,563 45,666 2.5 Other Long-term Financial Assets 5,712 4,554 4,552 ^ 0.0 PP&E 27,760 29,489 30,473 3.3 Total Assets Total Assets 77,935 79,851 79,662 ^ 0.2 Liabilities Liabilities 37,727 38,306 37,453 ^ 2.2 Current Liabilities 21,061 20,585 20,657 0.3 Non-Current Liabilities 16,666 17,722 16,796 ^ 5.2 (Interest-bearing Debt) 27,370 26,805 26,073 ^ 2.7 Equity Equity 40,208 41,544 42,209 1.6 Owners of the Controlling Company 37,807 38,694 39,276 1.5 Total Liabilities & Equity Total Liabilities & Equity 77,935 79,851 79,662 ^ 0.2 Summarized Statements of Financial Position 6/25 Consolidated Performance (billion KRW)
3Q Operating Performance - Consolidated Performance ^ POSCO Operating Performance 2012 Business Plan Business Environment 3Q Key Business Activities
(thousand tons) 2011.3Q 2012.2Q 2012.3Q Carbon Steel 8,982 8,907 9,207 S T S 488 498 455 2011.3Q 2012.2Q 2012.3Q Domestic 5,066 5,246 5,216 Export 3,619 3,423 3,711 Inventory 958 970 952 Production & Sales 2011.3Q 2012.2Q 2012.3Q 9,405 9,662 9,470 2011.3Q 2012.2Q 2012.3Q 8,669 8,927 8,685 41.7% 39.5% 41.6% Export Ratio ? ? ? ? Crude Steel Production Finished Product Sales Sales volume grew through market exploration and product development POSCO Operating Performance 8/25 (thousand tons)
Sales of shipbuilding plates went up while sales to automakers and home appliances manufacturers slightly decreased Sales by Product * Includes HR Plate 1,974 1,981 1,999 619 666 622 896 838 1,049 Automobile Home Appliances Shipbuilding 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q YoY QoQ Hot-Rolled 1,906 1,971 2,116 +11.0% +7.4% Plate* 1,540 1,501 1,535 ^0.3% +2.3% Wire Rod 507 520 505 ^0.4% ^2.9% Cold-Rolled 3,449 3,411 3,374 ^2.2% ^1.1% Electrical Steel 233 240 246 +5.6% +2.5% S T S 438 449 433 ^1.1% ^3.6% 9/25 POSCO Operating Performance (thousand tons) (thousand tons) (thousand tons) (thousand tons)
9,223 8,910 9,961 1,057 10.9% 11.5% 9.2% Operating Margin 819 1,087 Revenue Operating Profit 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q Discounted steel price led to a decline in revenue and operating profit Income 2011.3Q 2012.2Q 2012.3Q 2011.3Q 2012.2Q 2012.3Q QoQ Carbon Steel Sales Price 1,007 926 877 ^49 10/25 (thousand KRW/ton) POSCO Operating Performance (billion KRW) (billion KRW)
Liability to equity ratio decreased on the back of debt repayment Financial Structure 52,479 52,546 2012.6/E 2012.9/E Change +67 38,662 38,155 +507 14,324 13,884 Debt 11,048 10,744 ^440 ^304 2011 2012.2Q 2012.3Q 2011 2012.2Q 2012.3Q From '11/E Liability to Equity 40.2% 37.5% 35.9% ^4.3%p Equity to Assets 71.3% 72.7% 73.6% +2.3%p Assets Liabilities Equity 2012.6/E 2012.9/E Change 2012.6/E 2012.9/E Change 11/25 POSCO Operating Performance (billion KRW) (billion KRW) (billion KRW)
3Q Operating Performance - Consolidated Performance - POSCO Operating Performance ^ 3Q Key Business Activities 2012 Business Plan Business Environment

3Q Key Business Activities

Secured profitability by product differentiation

WF/WB

Profitability

Carbon steel avg. operating margin

+9%p

Automotive Sheets

Products certified by Japanese customers

2012.6/E	2012/E
287 →	313 grades

Energy Steel

Steel grade development progress

2012	2013
44% →	100%

Emphasis on the sales of high value-added products

- **Increase WF/WB products share : 14.8→15.5%**
  - Sales focusing on strategic market including automobile industry and energy plant
  - Develop new steel grades to meet the market demands and enter the promising markets earlier than other steelmakers

Sales of WF/WB



(thousand ton)
1,158
1,212
Ratio
14.8%
15.5%
2012.2Q
2012.3Q

- **Full Line-up for automotive sheet production tailored to Japanese carmakers**
  - All 313 specifications used by Japanese carmakers will be prepared by end of '12

Export of auto sheets



(thousand ton)
4,159
4,500
2011
2012(F)

- **Develop more high value-added plates**
  - Raise the portion of energy steel products requiring more strict 'Pre-Qualification'
    - · Supply system for all the grades required in the market will be in place '12/E) 20 grades → '13/E) 45 grades

Sales of energy steel



(thousand ton)
1,110
1,450
2011
2012(F)

13/25

3Q Key Business Activities

Expanded customer base and strengthened optimal production

Stronger demand base & Optimal production

Domestic M/S

2012.2Q 2012.3Q

41% → **43%**

○ Expand domestic market share

- Respond to imports of Chinese low-price products, mainly HRC & plate
- Sales by KAM* grew: 2Q 1,368 → 3Q 1,437 thousand tons

**Key Account Management: Top 10 largest customers*

HRC·Plate M/S (2Q → 3Q)

(%)



40
41
35
40
HRC
Plate

○ Change in regional mix of exports

- Increase sales to high-margin areas such as U.S. and Japan

	2011.3Q	2012.3Q	YoY
High-margin areas (U.S. & others)	19.9%	26.4%	+6.5%p
Low-margin areas (Southeast Asia & others)	47.8%	40.9%	-6.9%p

Order-taking / Production

Full production

→ Optimal production

○ Strengthen optimal production system considering market condition and profitability by product

- Maximize profitability by optimal production according to market conditions
  - Upstream rolling mills are fully operated by taking maximum orders
  - Cold-rolling mills, galvanizing lines, and High-Mill are flexibly operated in consideration of cost and market environment
  - Premium steel including World First & World Best products are fully produced

14/25
Improved cash flow and saved costs Management focused on cash flow generation - Raw materials inventory down by 181 bil KRW, QoQ · Decrease in raw materials inventory days : Iron ore by 1 day, Coking coal by 4 days - Semi-product inventory worth of 120 bil KRW declined ^ Used for debt repayment Cash Flow Management 380 3,810 2012.3Q 10,744 380 (billion KRW) 11,048 2012.3Q 1,358 1,539 18 days 19 days 2012.2Q 31 days 27 days Iron ore Coking coal Cost-saving recorded a cumulative 959.6 bil KRW (based on Cash Cost) - 2012 target 1.1 tril KRW · Iron-making: Save raw material blending cost · Steel-making: Use low-price raw materials · Energy: Enhance facility efficiency, Expand recovery of byproduct energy · Facility & equipment: Develop customized refractories, Recycle equipment Raw materials 575 Outsourcing & other expenses 104 Maintenan ce 127 Energy 112 Materials 42 Cost-saving 90% 15/25 2012.2Q 3Q Key Business Activities Progress to Target Raw Materials Inventory (billion KRW) Cost-saving Result (billion KRW)
Execute capex plan in a flexible way to respond to market change Capex Budget and Execution (As of 3Q/E, on a consolidated basis) Investment Execution Consolidated (8.4) 380 Capex Reduction Early '12 Adjusted 380 8.9 8.4 Domestic Steel (2.6) Overseas Steel (2.4) Raw Materials Investment (0.7) E&C/Energy (2.1) Materials /Others (0.6) Parent (3.9) 58% 67% 57% 57% 67% Capex Executed Delay and reduce execution of capex plan (8.9 ^ 8.4 trillion KRW) Flexible execution of funds according to the priority : Cumulative investment stands at 5.1 tril KRW (Execution rate 61%) Project Details Steel Rationalization in Pohang Works Adjust importing schedule of foreign equipments & facilities Steel CR mill in India Adjust capital payment schedule by borrowings from bank in advance Non-steel Raw materials investment Delay project investment and invite investors for Roy Hill project Non-steel Capital increase of POSCO Energy Reduce POSCO's contribution to capital increase on the back of invited external investors ^ Capex adjustment 1.5 1.6 0.4 1.2 0.4 Investment Budget 67% 61% 5.1 2.6 16/25 (tril KRW) (tril KRW) 3Q Key Business Activities (tril KRW) (tril KRW)

Subsidiaries Key Activities

3Q Key Business Activities

Steel	• **POSCO Specialty Steel:** Vietnam project and IPO in progress - EAF* project in Vietnam(1Mt/yr): land preparation done, 9% progress rate in civil works and construction - Approval received from the Korea Exchange on preliminary review for listing(Sep. '12), IPO aimed at the end of 4Q
Trading	• **Daewoo International:** Increased overseas sales of POSCO steel products, Myanmar gas project on the right track - Sold 2.95 Mt(cumulative as of 3Q.E) of POSCO products in overseas market (YoY +29%) - Myanmar gasfield project showed 88.3% progress rate
E&C	• **POSCO E&C:** Posted 3Q operating profit of 109.6 bil KRW(QoQ +107%) with cumulative new orders worth 7.7 tril KRW - Revenue and operating profit picked up with the construction works of Mexico #2 CGL and Indonesian mill in full swing - Order-taking expanded outside the group(new orders within the group: 36% in 2011 → 22% cumulative as of 3Q end)
ICT	• **POSCO ICT:** Generated revenue from overseas projects led by POSCO group - Performance improved with revenue generated from overseas projects including Indonesian integrated mill (Operating profit YoY+91.2%)
Energy	• **POSCO Energy:** 626.9 bil KRW(YoY+30.9%) revenue, 63.5 bil KRW(YoY+52.6%) operating profit - Backed by highly efficient new power plants in full operation and SMP(System Marginal Price) up from 122 to 158 KRW/kWh - Financial soundness strengthened through 200 bil KRW capital increase: Liability to equity ratio down from 363%, 2Q to 248%, 3Q
Chem · Mat'l	• **POSCO CHEMTECH:** Revenue increased by 8.7%, YoY - With new businesses such as anode materials for secondary batteries pushed forward, revenue picked up compared to the previous year • **POSCO M-TECH:** Operating profit hiked by 19.1%, YoY with the visible performance development of new businesses - Profit generated from commissioned operation of Mg smelting plant and profitability expanded out of steel packaging business - Construction of wet smelting plant for Molybdenum was finished and test product started to be manufactured (Sep. '12)

*EAF: Electric Arc Furnace

17/25
3Q Operating Performance - Consolidated Performance - POSCO Operating Performance 2012 Business Plan ^ Business Environment 3Q Key Business Activities
? Steel PMI(Purchasing Managers' Index) picked up in Sep. although remaining below the baseline ? Steel price gained US$50 compared to that of early Sep. signaling a bottom-out ? China will continue to post a modest growth of 3% due to the absence of government-led large-scale stimulation policy seen in the past ? U.S. and EU are forecast to record 2~4% range growth mainly because of delayed economic recovery 2010 2011 2012 2013 2010 2011 2012 YoY 2013 YoY U.S. 80 89 97 8% 100 4% EU 145 153 145 -6% 148 2% China 588 624 640 3% 659 3% India 65 70 74 6% 77 5% Russia 36 41 41 0% 42 4% World 1,300 1,381 1,409 2% 1,455 3% (million tons) * World Steel Association China's steel market and prices expected to rebound from the Aug. lowest Global steel demand growth is expected to be around 2~3% pa by 2013 due to the sluggish demand both in developed and developing countries * China Federation of Logistics and Purchasing (CFLP) < China's Manufacturing & Steel PMI > < Demand Outlook > 50 Manufacturing PMI Steel PMI 19/25 Global Steel Market Business Environment

Business Environment

Domestic Steel Market

Stable steel demand expected with demand industries on a gradual recovery

Automobile	• Slow domestic and export demand lowered 3Q production, slight recovery forecast in 4Q ✓ Production(thousand units): 4,657 ('11)→ 4,457 ('12) ('12. 1Q: 1,175 / 2Q: 1,205 / 3Q: 936 / 4Q: 1,141)
Construction	• Moderate recovery in housing and non-housing sectors led to a 1%-level increase in construction investment after 3Q ✓ Construction investment (%, YoY): -7.1 ('11)→ 0.7 ('12) ('12. 1Q: 1.5 / 2Q: -1.4 / 3Q: 1.5 / 4Q: 1.3)
Shipbuilding	• Despite order books decline on market recession, building tonnage is expected to show a modest rebound QoQ ✓ Building (million GT): 35.5 ('11)→ 34.9 ('12) ('12. 1Q : 10.8 / 2Q : 10.2 / 3Q : 5.9 / 4Q : 8.0) ✓ Orders (million GT): 25.3 ('11)→ 11.2 ('12) ('12. 1Q : 3.3 / 2Q : 2.1 / 3Q : 2.7 / 4Q : 3.1)

*POSRI('12.10)

< Steel Demand and Supply Outlook >

(thousand tons)

	2010	2011	2012	1Q	2Q	3Q	4Q	YoY
Nominal Consumption	52,390	56,391	54,645	13,790	14,055	13,380	13,420	+3.2%
Export	24,881	29,091	31,125	7,564	7,768	7,693	8,100	+0.6%
Production	65,942	72,283	73,208	18,120	18,558	17,930	18,600	+2.9%
Import	11,329	13,199	12,562	3,234	3,265	3,143	2,920	-1.8%
Incl. Semi-product	25,090	23,121	20,679	5,432	5,598	5,199	4,450	-4.2%

*POSRI('12.10)

20/23
Coking Coal Improved supply with the BMA strike ended, and drop in China's demand led to a fall in spot prices after the end of July (Jul. US$205 ^ Sep. US$144/ton) "4Q Price: HCC FOB US$170/ton" (US$/ton) *Platts HCC Peak Downs FOB Australia (Monthly avg.) HCC price is forecast to remain moderately weak due to the slowdown in demand on economic recession Likelihood of price upturn persists triggered by restocking demand due to suppliers' production adjustment and climate factors in mining areas 3 Q 4 Q Iron Ore (US$/ton) *Platts 62%Fe IODEX CFR China (Monthly avg.) 3 Q 4 Q "4Q Price: Fine Ore FOB US$117/ton" Euro Zone crisis and weak steel prices pushed spot prices down (Jun. US$136 ^ Sep. US$102/ton) Expectation on stimulation policy following the upcoming government change in major countries and restocking demand in response to the seasonal floods in mining areas will drive the prices up 2011 Jun 2011 Sep 2011 Dec 179 178 2012 Mar 2012 Jun 2012 Sep 2011 Jun 2011 Sep 2011 Dec 2012 Mar 2012 Jun 2012 Sep 21/25 173 175 151 137 138 142 147 142 150 138 136 129 108 102 307 308 298 273 252 236 229 216 209 216 221 222 224 205 168 144 Business Environment Raw Materials Iron Ore Spot Price Coking Coal Spot Price

Stainless Steel

Business Environment

	Sales	Raw Materials
3Q	• Soar in Ni price on major countries' economic boost policy led to an upturn of market prices after Aug. -Chinese spot price(US$): Aug. 2,380→Sep. 2,490(+110)	• Ni: Global economic uncertainties and seasonality kept price weak, which turned around after the Fed's announcement of QE3 • Cr: Summer seasonality and poor market conditions resulted in weak demand and price
4Q	"Prices will pick up contributed by demand recovery" • Demand increase from seasonality and price hike by STS steelmakers to enhance profitability - Solid demand in emerging markets incl. China and India - World crude steel production is forecast to increase 3Q 8.3 → 4Q 8.6 (million tons, +3.6%)	"Ni price will increase QoQ as opposed to Cr price remaining weak" • Ni: Restocking demand will raise price while volatility stemmed from global economic issues linger • Cr: Suppliers are expected to accept price cut requested by STS mills whose profitability severely deteriorated in 3Q

STS CR Price


(US$/ton)
Europe
Korea
China
3,130
3,080
3,020
2,830
3,010
3,020
2,970
2,780
2,760
2,950
2,720
2,680
2,480
2,430
2,550
2011. 4Q
2012. 1Q
2012. 2Q
2012. 3Q
2012. 4Q

Nickel & Chrome Price


(thousand US$/ton)
Nickel
Chrome
18.3
19.7
17.2
16.3
17.5
2.8
2.7
3.2
2.9
2.6
2011. 4Q
2012. 1Q
2012. 2Q
2012. 3Q
2012. 4Q

* Ni : LME Nickel price (quarterly avg).
Cr : Japanese quarterly benchmark price

22/25

^ 2012 Business Plan 3Q Key Business Performance Business Environment 3Q Operating Performance - Consolidated Performance - POSCO Operating Performance
2011 2012(F) Revenue (in trillion KRW) 68.9 67.2 - POSCO Revenue (^) 39.2 36.3 Crude Steel Production (in million tons) 37.3 38.2 Product Sales (^) 34.5 35.2 Investment (in trillion KRW) 8.1 8.4 - POSCO Investment (^) 5.7 3.9 Minimize decrease in profitability and secure financial soundness 24/25 2012 Business Plan These data represent the company's internal targets and cannot be utilized as ground for investment decision.
3Q 2012 Operating Performance October 23, 2012